Section I



Lincoln Advisor Funds, Inc.



Multiple Classes of Shares Expense Allocation Net Asset Value and Dividend/Distribution Calculations


The Lincoln Funds have adopted the multiple classes of shares pricing system to maintain records that account for multiple classes of shares. A shareholder who elects to be subject to contingent deferred sales charge (Class B) rather than paying an initial sales charge (Class A) will be charged with a higher distribution fee ("12b-1 fee") on a daily basis than the Class A shares. A shareholder who is not subject to an initial sales charge or a contingent deferred sales charge will be charged an annual fee assessed on a daily basis (Class C) or no 12b-1 fee (Class D). Separate net asset values ("NAV"), dividends and distribution will be calculated for each class of shares.



Dividends will be declared and distributed from net investment income per policies established in the Funds' prospectus. Net realized gains (if any), will be distributed at least annually.



In maintaining the records for the funds, the income and expense accounts will be allocated to each class shares. Investment income, unrealized and realized gains or losses will be allocated daily to each class of shares based on the percentage of net assets at the beginning of the day adjusted for the day's capital stock activity. Expenses are allocated to each class of shares depending on the nature of the expenditures.



Expenses fall into three categories: (1) expenses attributable to all classes that are allocated based on net assets (i.e., management fee, legal, audit, audit, etc.) and (2) class specific expenses that have different rates for one class versus the other (i.e., 12b-1 fees) and (3) transfer agent fees which are charged on a shareholder basis and other class specific expenses which are charged to that class.



Prior to determining the day's NAV or dividends and distributions, the following expense items will be calculated as indicated:



Management Fee and Expenses Attributable to all Classes: The expense calculated will be based on the appropriate portfolio factor (i.e., net assets or daily accrual from expense budget) prorated to each class by the prior night's net assets adjusted for the day's capital stock activity.



Class Specific Expenses with Different Rates: Using the beginning of the day's net assets for respective applicable classes, calculate the current day's accrual, using the appropriate class specific rate.



Transfer Agent Fee and Other Class Specific Expenses:
Calculated on a per account or class basis and separately charged to each class.



The following represents the internal accounting control objectives and procedures for the allocation of income and expenses and the computation of the net asset value and, if applicable, the dividend/distribution for each class of shares utilizing the Worksheet. These procedures presume that normal procedures and controls remain in effect at Investors Bank & Trust Company for all other daily fund accounting.



1. To ascertain that the capital share activity as reported by the Fund's transfer agent is recorded for each class in an accurate and timely manner.



        A. Capital stock activity is reported by the transfer agent for each class on a trade-date-plus-one basis. Information reported to the fund accountant includes share and dollar opening balances, activity for the day and closing balances.
These balances are reconciled to the general ledger on a daily basis.



2. To ascertain that the class specific expenses charged to each class of shares are correctly recorded in the fund accounting records and are allocated to the correct class of shares.



        A. Class specific expenses are determined by calculation (12b-1 fee) or accruals based upon a budget (shareholder servicing agent).



3. To ascertain that income, non-class specific operating expenses and realized/unrealized gains and losses are allocated properly to each class of shares.



        A. Prior day's ending net assets and NAV per share for each class of shares for the current day is agreed to prior day's worksheet.



        B. The daily net capital share activity for each class for the current day is agreed to information provided by the transfer agent.



        C. Percentage of net assets by class are calculated for each class of shares based upon the information from the prior day's worksheet and the information provided by the transfer agent.



        D. The allocation of fund income, other operating expenses, and realized/unrealized gain or loss is calculated based upon the applicable percentage calculated in the control procedure 3C.



        E.      The above process is reviewed by the fund administrator.



4. To ascertain that upon completion of accounting procedures and compliance with internal controls described as in #1, 2, and 3 above, daily net assets value per share for each class of shares is calculated accurately and on a timely manner.



        A. Determine daily net asset value per share for each class using the Daily Allocation Calculation Worksheet. The primary purpose of the worksheet is to compute the allocation percentage by class and to apply such percentages to the various components of the daily net investment income and realized and unrealized gains/losses.



        B. To insure the integrity of the worksheet, periodically, worksheets are randomly selected, information is traced back to supporting documentation and the worksheet is manually recalculated.



        C.      The above process (4A) is reviewed by the Fund Administrator.



5. To ascertain that dividends/distributions are properly calculated and in compliance with the Funds' dividend/distribution policy.



        A. Determine total portfolio undistributed net investment income.



        B. Divide the undistributed net investment by the total paid shares outstanding to obtain the dividend rate for the Fund.



        C. The maximum distribution rate for net realized gains will be determined by dividing the Fund's total undistributed net realized gains by the total shares outstanding on the ex-dividend date.



        D. Verify that the dividend/distribution is in compliance with portfolio's stated policy.



        E. Obtain from portfolio manager or the portfolio's designee, authorization to record dividend distribution.



        F.      The above procedures are reviewed by the Fund Administrator.



6. To ascertain that the dividend rates and daily NAV per share for each class of shares reflect the proper allocation of income and operating expenses as well as the full amount of any direct expenses charged to the respective class of shares.



        A. The sum of each class's net assets, shares outstanding, net investment income and realized/unrealized gains/losses is agreed to the composite totals for the portfolio.



        B. Net assets for each class is proved to the opening balance adjusted for the day's activity (shares outstanding are compared to daily summary sheets received from the transfer agent) and the composite total net assets for the fund is agreed to the portfolio accounting system.



        C. Relative movement of each classes' net asset value per share is checked by the fund accountant and supervisor for reasonableness against anticipated results.



        D. The above procedures are reviewed by the fund accounting manager.